AD 6/25

09041766

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response ... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/08** MM/DD/YY **AND ENDING** **03/31/09** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Biremis, Corp.

OFFICIAL USE ONLY

FIRM ID. NO.
127840

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin Street, 26th Floor

Boston	MA	02110
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Beck 416 351 0540

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name - if individual, state *last, first, middle name)*

53 STATE STREET	**BOSTON,**	**MA**	**02109**
(Address)	(City)	(state)	Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement* of facts *and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Peter Beck swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brenmus Corporation as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Peter Beck, President

Title

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Income (Loss).

[X] (d) Statement of Cash Flows

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g)Computation of Net Capital.

[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.

[X] (l) An Oath or Affirmation.

[ ] (m)A copy of the SIPC Supplemental Report.

[ ] (n)A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[X] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY
OF BRMS HOLDINGS, INC.)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

YEAR ENDED MARCH 31, 2009

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF BRMS HOLDINGS, INC.)

YEAR ENDED MARCH 31, 2009

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
Biremis Corporation
(A Wholly-owned Subsidiary of BRMS Holdings, Inc.)
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Biremis Corporation (the "Company"), a wholly-owned subsidiary of BRMS Holdings, Inc., as of March 31, 2009, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biremis Corporation as of March 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying table of contents is presented for the purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information is required by Rule 17a-5 of the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
June 17, 2009

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF BRMS HOLDINGS, INC.)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2009

	2009
Assets	
Cash and cash equivalents	$ 12,471,391
Receivables - brokers and clearing organizations net of allowance for doubtful accounts of $3,804,415	6,145,925
Deposits with clearing organizations	6,005,328
Income tax receivable	109,297
Shareholder advance	270,000
Deferred tax assets	1,564,544
Total assets	$ 26,566,485
Liabilities and Shareholder's Equity	
Accrued liabilities	$ 8,014,786
Due to related party	1,315,405
Income tax payable	123,318
Payable to customer, net - related party	10,249,328
Total liabilities	19,702,837
Commitments and contingencies (Note 6)	
Shareholder's equity:	
Common stock, no par value, 200 shares authorized, issued, and outstanding at March 31, 2009	1,000
Retained earnings	6,862,648
Total shareholder's equity	6,863,648
Total liabilities and shareholder's equity	$ 26,566,485

The accompanying notes are an integral part of these financial statements.

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF BRMS HOLDINGS, INC.)
STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2009

	2009
Revenue:	
Service revenues	$ 3,477,273
Operating expenses:	
Provision for doubtful accounts	3,804,415
Service fees	3,169,224
Professional fees	129,547
Regulatory fees	216,657
Other expenses	42,504
Total operating expenses	7,362,347
Operating loss	(3,885,074)
Other income (expense):	
Other income	361,665
Foreign currency loss	(71,576)
Interest income	51,075
Total other income (expense), net	341,164
Loss before income taxes	(3,543,910)
Income tax benefit	1,334,564
Net loss	$ (2,209,346)

The accompanying notes are an integral part of these financial statements.

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF BRMS HOLDINGS, INC.)
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2009

	Common Stock No Par	Retained Earnings	Total Shareholder's Equity
Balance, March 31, 2008	$ 1,000	$ 9,071,994	$ 9,072,994
Net loss	-	(2,209,346)	(2,209,346)
Balance, March 31, 2009	$ 1,000	$ 6,862,648	$ 6,863,648

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF BRMS HOLDINGS, INC.)
STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2009

	2009
Cash flows from operating activities:	
Net loss	$ (2,209,346)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Provision for doubtful accounts	3,804,415
Deferred tax assets	(1,564,544)
Changes in operating assets and liabilities:	
Special reserve account for the benefit of customers	6,126,862
Receivables - brokers and clearing organizations	(7,776,102)
Deposits with clearing organizations	(5,432,268)
Income tax receivable	132,832
Due to related party	1,315,405
Accrued liabilities	7,619,743
Income tax payable	97,148
Payable to customer, net - related party	10,010,584
Net cash provided in operating activities	12,124,729
Net increase in cash	12,124,729
Cash and cash equivalents, beginning of year	346,662
Cash and cash equivalents, end of year	$ 12,471,391

The accompanying notes are an integral part of these financial statements.

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF BRMS HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Biremis Corporation (the "Company"), is a wholly-owned subsidiary of BRMS Holdings, Inc (the "Parent"). The Company was incorporated in Massachusetts and is a registered self-clearing broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company was formed on May 18, 2004. The Company executes securities transactions for two customers, Swift Trade, Inc. ("Swift Trade") and Opal Stone Financial Services S.A. ("Opal Stone"), which are based in Canada and Uruguay, respectively. Swift Trade is wholly owned by the Parent. Opal Stone is owned by a private family trust settled by the father of Peter Beck, the president of the Company and a majority shareholder of the Parent.

In March 2007, the Company received approval from the Financial Industry Regulatory Authority ("FINRA") to begin self-clearing for its trading accounts. In June 2007, the Company began executing self-cleared trades.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with an original maturity at the date of purchase of 90 days or less.

Receivable From and Payable to Brokers and Clearing Organizations

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities for its customers. Management evaluates all receivables for collectability and records an allowance for doubtful accounts if collectability is not probable.

In the course of processing trades for its customers, the Company is responsible for forwarding proceeds of transactions to its customers and the Company makes non-recoverable advances of such funds to its customers prior to completion of a reconciliation of proceeds from and fees due to clearing organizations. As of March 31, 2009, funds of approximately $3,804,415 were due to the Company from a clearing organization which funds have been advanced to customers. The Company has recognized a provision for doubtful accounts in the amount of $3,804,415 as the Company is unable to conclude that collectability of such funds is probable.

Payable to Customer – Related Party

The balances shown as payable to customer represent trading gains and losses due back to Swift Trade, Inc. and Opal Stone for trading transactions. They are presented net of amounts earned and due from this customer for trading commissions and fees.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenues are generated from two sources; a cost-plus agreement on expenses, as well as a monthly service fee. The firm also outsources back-office and IT support. Pursuant to Emerging Issues Task Force No. 99-19, "*Reporting Revenues Gross as a Principal versus Net as an Agent,*" service revenues are recorded on a gross basis.

Fair Values of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate fair value. Financial instruments consist principally of cash, receivables, and payables.

Income Taxes

The Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities due to a change in tax rates is recognized in operations in the period that included the enactment date.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated to U.S. Dollars at year-end exchange rates. Revenues and expenses denominated in foreign currencies are translated to U.S. Dollars at average exchange rates during the year.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables. The Company places its cash and cash equivalents primarily with one institution which management believes is of high credit quality. The amount of such cash and cash equivalents is sometimes in excess of the $250,000 insured by the Federal Deposit Insurance Corporation. Daily trading profits are held at a variety of brokerage firms located in different geographic regions. These daily trading profits are then moved to one institution for distribution to clients.

NOTE 2 - SHAREHOLDER ADVANCE

In March 2008, the Company advanced $270,000 to a shareholder. The advance does not carry interest and is due on demand.

NOTE 3 - RELATED PARTY TRANSACTIONS

Through October 1, 2008, the Company had a cost-plus agreement with Swift Trade under which the Company earns 5% of costs incurred for maintaining the Company as fees for services provided to Swift Trade. In addition, the Company has an agreement with Opal Stone calling for fixed monthly service fees in the amount of $225,000 for April 2008, $250,000 from May 2008 through July 2008, and $300,000 from August 2008 through March 2009. As of March 31, 2009, the Company recognized approximately $102,000 and $3,375,000 in revenue from Swift Trade and Opal Stone, respectively.

The Company has an outsourcing agreement with ORBIXA Management Services, Inc. ("ORBIXA") for back-office support and IT support. ORBIXA is wholly owned by BRMS Holdings, Inc. As of March 31, 2009, the Company incurred $3,169,224 in expenses for services provided by ORBIXA.

Included in payable to customer, net – related party as of March 31, 2009, is $10,249,328 payable to Swift Trade and Opal Stone for trading gains and losses.

NOTE 4 - CONCENTRATIONS

One hundred percent of the Company's revenue is generated from its two customers, both of which are related parties. The Company continuously monitors and manages the relationship with its customers.

NOTE 5 - INCOME TAXES

The provision for income taxes for the year ended March 31, 2009 consists of the following components:

Income tax expense:	
Current tax expense (benefit):	
Federal	$ 116,033
State	113,947
Total	229,980
Deferred tax expense (benefit):	
Federal	(1,317,837)
State	(246,707)
Total	(1,564,544)
Total provision for income taxes	$ (1,334,564)

At March 31, 2009, the Company's deferred tax assets and liabilities consisted of the following:

Deferred tax assets:	
Foreign currency losses	$ 28,892
Allowance for doubtful accounts	1,535,652
	$ 1,564,544

NOTE 5 - INCOME TAXES (Continued)

The federal statutory income tax expense of the Company approximates the actual income tax expense included in the accompanying statement of operations. As of March 31, 2009, the income tax provision includes approximately $109,000 in additional expense as a result of overpayments previously applied against taxable income.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management does not believe that the resolution of these matters will have a material impact on the statement of financial condition, results of operations, or cash flows of the Company.

In December 2007 the Ontario Securities Commission issued a statement of allegations against Swift Trade Inc. and Peter Beck, the majority owner of the Parent. The hearing of this case is currently scheduled for the end of September 2009. Swift Trade and Peter Beck are also in the process of negotiating the settlement of the case. Management believes that the ultimate resolution of this case will not have an impact on the operations or registration of the Company. Swift Trade is also subject to an investigation order issued by the Financial Services Authority in the United Kingdom in relation to certain transactions processed by Swift Trade's customers on the London Stock Exchange. This investigation is ongoing; however, at this time management believes that its outcome will not have an impact on the Company.

Accrued liabilities represents fees due to various execution vendors. As of March 31, 2009, $567,353 of such fees have been excluded from accrued liabilities as management believes such amounts are in excess of amounts billable to the Company under its contractual arrangements with the execution vendors. Management expects a favorable outcome to this dispute; however, it is possible that the amounts paid to the execution vendors may be greater than the amounts accrued.

The Company has an agreement for virtual office space in Boston, Massachusetts. The lease is month-to-month at the rate of $250 per month.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company, as a registered self-clearing broker-dealer, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes net capital under the alternate method under which the minimum net capital is the greater of 2% of combined aggregate debit items as shown in the formula for Reserve Requirements Pursuant to Rule 15c-3 or $250,000. The Company was not in compliance with the Reserve Requirements Pursuant to Rule 15c-3 therefore calculated net capital using the minimum net capital amount of $250,000. As of March 31, 2009, the Company had net capital, as defined, of $4,478,639, which exceeded the required net capital by $4,228,639.

NOTE 8 – SUBSEQUENT EVENTS

In May 2009, the Company received approximately $17,500,000 in additional capital from the Parent. In addition, on June 2, 2009, the Parent loaned the Company $4,800,000 through a subordinated debt agreement.

In May 2009, the Company established a Special Reserve Account for the benefit of its customers in order to comply with SEC Rule 15c3-3(e).

As of May 22, 2009, the Company is no longer a self-clearing broker-dealer.

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Shareholder
Biremis Corporation
(A Wholly-owned Subsidiary of BRMS Holdings Inc.)
Boston, Massachusetts

In planning and performing our audit of the financial statements of Biremis Corporation (the "Company"), a wholly-owned subsidiary of BRMS Holdings, Inc., as of and for the year ended March 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in an audit of the financial statements of Biremis Corporation as of and for the year ended March 31, 2009, and this report does not affect our report thereon dated June 17, 2009. We noted that management had not reconciled various accounts in a timely manner, nor had all reconciling items been properly investigated or resolved. Because reconciliations had not been properly completed, we identified certain adjustments that were required to be recorded by management in the course of preparing the March 31, 2009 financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study and except as described in the immediately preceding paragraph with respect to the failure of the Company to properly and timely reconcile certain accounts, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Boston, Massachusetts
June 17, 2009

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF BRMS HOLDINGS, INC.)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
MARCH 31, 2009

Schedule I

Total shareholder's equity	$ 6,863,650
Less: non-allowable assets	2,014,719
Net Capital before haircuts	4,848,931
Less: haircuts on foreign currency balances	370,292
Net capital	4,478,639
Minimum net capital requirement: 2% of combined aggregate debit items or minimum net capital requirement of $250,000	250,000
Excess net capital	$ 4,228,639

There were material reconciling items between the above calculation and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of net capital under Rule 15(c)(3)-1, as follows:

Unaudited computation of net capital per most recent quarterly filing		$ 8,917,238
Audit adjustments:		
Bad debt allowance	(3,804,415)	
Income taxes	1,311,164	
Other	361,665	
		(2,131,586)
Post-closing year-end adjustments		(164,131)
Net change in non-allowable assets		(1,772,590)
Haircuts on foreign currency balances		(370,292)
Audited computation of net capital		$ 4,478,639

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF BRMS HOLDINGS, INC.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
MARCH 31, 2009

Schedule II

As of March 31, 2009, the Company did not perform the required calculation and was not in compliance with the Computation for Determination of Reserve Requirements for Broker and Dealers Pursuant to Rule 15c3-3. See Subsequent Event footnote in the accompanying financial statements.

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF BRMS HOLDINGS, INC.)
INFORMATION RELATED TO POSSESSION AND CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
MARCH 31, 2009

Schedule III

(1)	Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 (0 items)	$ -
(2)	Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 (0 items)	$ -

BIREMIS CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF BRMS HOLDINGS, INC.)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
MARCH 31, 2009

Schedule IV

Balance, beginning of year	$ -
Repayment	-
Balance, end of year	$ -